Exhibit (a)(1)(II)

TO: All Employees

SUBJECT: Update on Option Exchange Program

The tender offer for the Option Exchange Program closed at Midnight Pacific Time last evening. The new options will have a grant date of today with an exercise price of $1.31, today’s closing price on Nasdaq.

I know many of you are interested in your exchange ratio. As this could be a different number for each of your options, we won’t have that information until the completion of the project.

We are working to complete the exchange as quickly as possible and forward the new options to E*Trade. We will follow-up with another message once the process has been completed and the new options are available for your review and acceptance—estimate is 1-2 weeks.

Thank you,

Carol Rose